5451 275th Street Langley, BC, V4W 3X8 www.adastraholdings.ca

 March 10, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, DC 20549 USA

Attention:	Division of Corporate Finance, Office of Life Sciences

Dear Sirs/Mesdames:

Re: Adastra Holdings Ltd. (the "Company") Registration Statement on Form 20-F Filed February 18, 2022 File No. 000-56365

We write in response to your letter of March 2, 2022 to Michael Forbes, Chief Executive Officer of the Company, with respect to Registration Statement on Form 20-F filed by the Company on February 18, 2022. Our response is numbered in a manner that corresponds with your comments as set out in your letter of March 2, 2022.

Amendment No. 2 to Form 20-F filed February 18, 2022

Risk Factors

Doing business in the cannabis industry leaves our company subject to possible regulatory risks, page 4

1. We note your response to prior comment 1 and that you are "in the process of assessing the impact of any government regulations in relation to psychedelics on [your] business." Please expand your discussion in the Information on the Company section to describe the governmental regulations applicable to psychedelics and their material effects, including, but not limited to, whether psychedelics are controlled substances in Canada; whether your business plan depends on the occurrence of regulatory changes in your target markets; and whether Health Canada has approved a psychedelic as a drug for any indication and whether it is illegal to possess without a prescription. If you do not believe this information is material to an understanding of your business, please tell us why. Refer to Item 4.B.8 of Form 20F.

5451 275th Street Langley, BC, V4W 3X8 www.adastraholdings.ca

We have expanded our disclosure to state that

  Psychedelics are controlled substances in Canada under the Controlled Drugs and Substances Act.
  In order to develop our business and undertake research and development, we are applying for a dealer license for psychedelics which, if obtained, will allow the Company to possess and formulate psychedelics. We anticipate being successful in this application.
  At present Health Canada has yet to approve psychedelics as a drug and it is currently illegal to possess psychedelics in Canada without a dealer license or other exemption.
  We are confident that our application will be successful, however, if in the unlikely event we are unable to obtain a dealer license, this will severely limit our ability to undertake research and development in psychedelics.

2. Given the current status of your license application and your ongoing assessment of the effects of government regulation on psychedelics, please expand your disclosure to clarify that there is no guarantee that you will obtain a dealers license to possess and formulate psychedelics, and that even if you do, there are uncertainties with respect to how government regulations will impact your ability to conduct your business with respect to psychedelics.

The Company has expanded its disclosure as requested to detail that there is no guarantee that we will obtain a dealer's license, however we are confident that we will be successful in our application.

We rely on physicians and other healthcare professionals, page 9

3. We note your response to our prior comment 2. Please revise your disclosure in the Information on the Company section on page 15 to discuss in greater detail the operations of PerceiveMD. Your disclosure should include, but not limited to, a description of the nature of your operations and principal activities, stating the main categories of products sold and/or services performed and a description of the material effects of government regulations on PerceiveMD, identifying the regulatory body. Refer to Item 4.B of Form 20-F

We have expanded our disclosure, as requested, to detail

  the nature and operations of PerceiveMD and services provided: Being the provision of consultations to patients regarding the benefits of using cannabis-based products. Patients are seen by a licensed physician and prescribed cannabis-based products, the prescription is then sent to a licensed producer for fulfillment.
  The material effects of government regulations: At this time, we cannot fulfill any prescriptions ourselves as we do not hold the medical licence required from Health Canada and the College of Physicians and Surgeons. Instead, the prescription is fulfilled by a licensed producer.

5451 275th Street Langley, BC, V4W 3X8 www.adastraholdings.ca

  Identifying the regulatory body: being Health Canada and the College of Physicians and Surgeons.
  That our application for a medical licence will be submitted shortly and we are confident that the application will be successful, if in the unlikely event the application is not successful, we will continue to operate under our current model with prescriptions fulfilled by a licensed producer.

Adastra Holdings Ltd. - Report of Independent Registered Public Accounting Firm, page F-3

4. In your next amendment, please have your auditor update the consent on its audit opinions for Adastra Holdings Ltd.

The Company has filed as an exhibit an updated consent letter on its audit opinion for Adastra Holdings Ltd.

Should you have any questions, please do not hesitate to contact the Company's legal counsel: Clark

Wilson LLP, Attn: Cam McTavish, at (604) 891-7731.

Yours truly,

ADASTRA HOLDINGS LTD.

/s/ Michael Forbes
Michael Forbes
Chief Executive Officer